UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

CSX CORPORATION,

Plaintiff,

v.

THE CHILDREN’S INVESTMENT FUND
MANAGEMENT (UK) LLP, THE
CHILDREN’S INVESTMENT FUND
MANAGEMENT (CAYMAN) LTD., THE
CHILDREN’S INVESTMENT MASTER
FUND, 3G CAPITAL PARTNERS LTD., 3G	ECF Case
CAPITAL PARTNERS, L.P., 3G FUND, L.P.,
CHRISTOPHER HOHN, SNEHAL AMIN
AND ALEXANDRE BEHRING, A/K/A	08 Civ. 02764 (LAK) (KNF)
ALEXANDRE BEHRING COSTA,
ANSWER, AFFIRMATIVE DEFENSES,
Defendants	COUNTERCLAIMS AND THIRD
PARTY CLAIMS OF 3G CAPITAL
PARTNERS, LTD., 3G CAPITAL
3G CAPITAL PARTNERS LTD., 3G	PARTNERS, L.P. AND 3G FUND, L.P.
CAPITAL PARTNERS, L.P., AND 3G FUND,
L.P.,

Counterclaimants,

v.

CSX CORPORATION AND MICHAEL
WARD

Counterclaim Defendants.

Answer, affirmative defenses and counterclaims of defendants 3g capital partners ltd., 3g capital partners, l.p., 3 g fund, l.p. and alexandre behring

Defendants 3G Capital Partners, Ltd., 3G Capital Partners, L.P., 3G Fund, L.P. and Alexandre Behring (collectively “3G”) hereby set forth their Answer to the Complaint of Plaintiff CSX Corporation (“CSX”):(1)

(1)           To the extent that any headings in the Complaint are deemed to be allegations that require a response, 3G denies any allegations contained therein.

This case illustrates the extraordinary lengths to which entrenched management will go to protect its own narrow interests at the expense of the owners and other stakeholders of a publicly-owned company.  By postponing its shareholder meeting and filing this aggressive and unnecessary lawsuit, CSX seeks to block 3G and the members of its investor group — who together own a significant percentage of the company — from nominating any directors to the CSX board.  3G and its investor group seek to nominate five highly qualified and experienced professionals who would be independent of management.  As a minority of the twelve member board, these directors would only seek to contribute their ideas and experience toward improving CSX’s performance and unlocking value for all shareholders.  Rather than welcome this valuable contribution, CSX management has taken any challenge to the status quo as a threat to its own self interests.  This lawsuit — the latest in a series of obstructive tactics designed to thwart positive change at the company — stretches the federal securities laws beyond recognition in an effort to disenfranchise the company’s shareholders and prevent them from having any voice on the board.

As and for its answer to the specific allegations of the Complaint, 3G states and alleges as follows:

RESPONSE TO SPECIFIC ALLEGATIONS

1.             3G admits that CSX purports to bring an action against defendants for injunctive and declaratory relief.  3G admits that it filed preliminary proxy solicitation materials which disclose its intention to nominate a minority slate of directors for election to the CSX’s board of directors at the 2008 annual meeting of CSX shareholders, and to propose an amendment to CSX’s Amended and Restated Bylaws.  3G denies the remaining allegations in Paragraph 1 and denies that CSX is entitled to any of the relief sought.

2.             Paragraph 2 states legal conclusions to which no response is required.

3.             3G denies the allegations in Paragraph 3.

4.             3G admits that it filed a Schedule 13D together with other of the defendants on December 19, 2007.  3G denies the remaining allegations in Paragraph 4 as to 3G’s own actions.  3G is without knowledge sufficient to form a belief as to the truth of the remaining allegations in Paragraph 4.

5.             3G denies the allegations in Paragraph 5.

6.             3G denies the allegations in Paragraph 6.

7.             3G denies the allegations in Paragraph 7.

8.             3G denies the allegations in Paragraph 8.

9.             3G denies the allegations in Paragraph 9.

10.           Paragraph 10 states legal conclusions to which no response is required.

11.           Paragraph 11 states legal conclusions to which no response is required.

12.           Paragraph 12 states legal conclusions to which no response is required.

13.           Paragraph 13 states legal conclusions to which no response is required.

14.           3G admits the allegations in Paragraph 14.

15.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 15.

16.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 16.

17.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 17.

18.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 18.

19.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 19.

20.           3G admits the allegations in Paragraph 20.

21.           3G admits the allegations in Paragraph 21.

22.           3G admits that 3G Capital Partners Ltd. is a Cayman Islands exempt company.

23.           3G admits that Alexandre Behring is a citizen of Brazil and a managing director of 3G.  The remainder of Paragraph 23 states a legal conclusion to which no response is required.

24.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 24.

25.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 25.

26.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 26.

27.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 27.

28.           3G admits that TCI made an HSR filing on March 2, 2007.  3G is without knowledge sufficient to form a belief as to the truth of the other allegations in the first sentence of Paragraph 28.  The remaining allegations in Paragraph 28 state legal conclusions to which no response is required.

29.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 29.

30.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 30.

31.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 31.

32.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 32.

33.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 33.

34.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 34.

35.           3G admits that on or about October 16, 2007, TCI sent a letter to the board of directors of CSX.  TCI’s October 16, 2007 letter speaks for itself and 3G denies any allegations in Paragraph 35 that is inconsistent with that letter.

36.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 36.

37.           3G admits that, on or about May 9, 2007, 3G called CSX to inquire about the outcome of a special shareholder vote.

38.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 38.

39.           3G admits that on or about June 13, 2007, representatives of CSX met with Behring and others from 3G at 3G’s New York office.  3G admits that it told CSX that 3G would be making an HSR filing.  3G denies the remaining allegations in Paragraph 39.

40.           3G admits that it made an HSR filing on or about June 14, 2007.  3G admits the allegations in the second sentence of Paragraph 40.  3G states that the third sentence states legal conclusions to which no response is required, and denies the remaining allegations of Paragraph 40.

41.           3G admits that it attended the CSX Analyst/Investor conference in New York, as did approximately 200 other individuals.  3G denies that it attended that conference “together” with TCI.  3G further denies that it approached CSX’s Chief Financial Officer “along with” defendant Hohn.  3G is without knowledge sufficient to form a belief as to the truth of the remaining allegations in Paragraph 41.

42.           3G admits that Mr. Lamphere purchased CSX stock on or about November 6 and 13, 2007 in connection with his becoming a nominee to the CSX board in that he bought the shares in connection with the possibility of becoming a nominee to the CSX board, and states that as of those dates, 3G had not entered in to any agreements or understandings with Mr. Lamphere.  3G admits that it entered into a nominee agreement with Mr. Lamphere on December 10, 2007 pursuant to which neither party was obligated to conduct any proxy solicitation.  3G admits the remaining allegations in Paragraph 42.

43.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 43.

44.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 44.

45.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 45.

46.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 46.

47.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 47.

48.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 48.

49.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 49.

50.           3G denies the allegations in Paragraph 50.

51.           3G admits the allegations in Paragraph 51.

52.           3G admits the allegations in Paragraph 52.

53.           Paragraph 53 states a legal conclusion to which no response is required.

54.           Paragraph 54 states a legal conclusion to which no response is required.

55.           Paragraph 55 states legal conclusions to which no response is required.

56.           Paragraph 56 states legal conclusions to which no response is required.

57.           Paragraph 57 states legal conclusions to which no response is required.

58.           Paragraph 58 states legal conclusions to which no response is required.

59.           Defendant’s Schedule 13D and Schedule 14A speak for themselves and 3G denies any allegation inconsistent with those Schedules.  3G denies the allegations in the third sentence of Paragraph 59.

60.           3G denies the allegations in Paragraph 60.

61.           3G denies the allegations in Paragraph 61 and repeats and incorporates its answers to paragraphs 25, 28, 29, 31, 33, 34, and 35 of the Complaint.

62.           3G denies the allegations in Paragraph 62 and repeats and incorporates its answers to paragraphs 26, 29 and 30 of the Complaint.

63.           3G denies the allegations in Paragraph 63 insofar as they relate to 3G.  3G is without knowledge sufficient to form a belief as to the truth of the remaining allegations in Paragraph 63.

64.           3G denies the allegations in Paragraph 64.

65.           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 65.

66.           Paragraph 66 states legal conclusions to which no response is required.

67.           3G denies the allegations in Paragraph 67.

68.           3G denies the allegations in Paragraph 68.

69.           Defendants’ Schedule 13D speaks for itself and 3G denies any allegation in Paragraph 69 that is inconsistent with that Schedule.

70.           3G denies the allegations in Paragraph 70.

71.           3G denies the allegations in Paragraph 71 and repeats and incorporates its answers to paragraphs 28, 36, 37, 39, 40 and 41 of the Complaint.

72.           3G denies the allegations in Paragraph 72.

73.           3G denies the allegations in Paragraph 73.

74.           3G denies the allegations in Paragraph 74.

75.           3G denies the allegations in Paragraph 75.

76.           3G denies the allegations in Paragraph 76.

77.           3G denies the factual allegations in Paragraph 77 and states that Rule 13d-5(b)(1) speaks for itself.

78.           3G denies the allegations in Paragraph 78.

79.           3G denies the allegations in Paragraph 79.

80.           3G denies the allegations in Paragraph 80 insofar as they relate to 3G.  3G is without knowledge sufficient to form a belief as to the truth of the remaining allegations in Paragraph 80.

81.           3G admits that it did not file the written agreements relating to the swap arrangements as exhibits to the Schedule 13D.  3G denies the remaining allegations in Paragraph 81.

82.           3G denies the allegations in Paragraph 82 and states that the schedule disclosing the information referenced in paragraph 82 was filed in the last amendment to Defendants’ Schedule 13D in accordance with a representation made to the Securities Exchange Commission on February 20, 2008 to disclose this information.  The remainder of the allegations in Paragraph 82 state legal conclusions to which no response is required.

83.           3G admits that it did not file the nominee agreements as exhibits to the Schedule 13D.  3G denies the remaining allegations in Paragraph 83.

84.           Paragraph 84 states legal conclusions to which no response is required.

85.           3G admits that defendants filed their preliminary proxy statement on March 10, 2008.  3G denies the remaining allegations in Paragraph 85.

86.           3G denies the allegations in Paragraph 86.

87.           3G denies the allegations in Paragraph 87.

88.           3G denies the allegations in Paragraph 88.

89.           3G denies the allegations in Paragraph 89.

90.           3G denies the allegations in Paragraph 90.

91.           3G denies the allegations in Paragraph 91.

92.           3G denies the allegations in Paragraph 92.

93.           3G denies the allegations in Paragraph 93.

94.           CSX’s Amended and Restated Bylaws speak for themselves and 3G denies any allegation in Paragraph 94 that is inconsistent with those Bylaws.

95.           3G admits the allegations in the first sentence of Paragraph 95.  3G denies the remaining allegations in Paragraph 95.

96.           3G admits the allegations in Paragraph 96.

97.           3G admits the allegations in Paragraph 97.

98.           3G denies the allegations in Paragraph 98.

COUNT I

99.           3G repeats and incorporates its responses to paragraphs 1-98 as if fully set forth herein.

100.         3G denies the allegations in Paragraph 100.

101.         3G denies the allegations in Paragraph 101.

102.         3G denies the allegations in Paragraph 102.

103.         3G denies the allegations in Paragraph 103.

104.         3G denies the allegations in Paragraph 104.

105.         3G denies the allegations in Paragraph 105.

106.         3G denies the allegations in Paragraph 106.

COUNT II

107.                           3G repeats and incorporates its responses to paragraphs 1-106 as if fully set forth herein.

108.                           3G denies the allegations in Paragraph 108.

109.                           3G denies the allegations in Paragraph 109.

110.                           3G denies the allegations in Paragraph 110.

111.                           3G denies the allegations in Paragraph 111.

112.                           3G denies the allegations in Paragraph 112.

113.                           3G denies the allegations in Paragraph 113.

114.                           3G denies the allegations in Paragraph 114.

115.                           3G denies the allegations in Paragraph 115.

116.                           3G denies the allegations in Paragraph 116.

117.                           3G admits that it did not file the nominee agreements or swap agreements as exhibits to the Schedule 13D.  3G denies the remaining allegations in Paragraph 117.

118.                           3G denies the allegations in Paragraph 118 insofar as they relate to 3G.  3G is without knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 118 insofar as they relate to TCI.

119.                           3G denies the allegations in Paragraph 119.

120.                           3G denies the allegations in Paragraph 120.

COUNT III

121.                           3G repeats and incorporates its responses to paragraphs 1-120 as if fully set forth herein.

122.                           3G admits that Defendant Behring has some discretionary authority to control or influence the conduct of 3G.  3G denies the remaining allegations in Paragraph 122.

123.                           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 123.

124.                           3G is without knowledge sufficient to form a belief as to the truth of the allegations in Paragraph 124.

125.                           Paragraph 125 states legal conclusions to which no response is required.

COUNT IV

126.                           3G repeats and incorporates its responses to paragraphs 1-125 as if fully set forth herein.

127.                           Paragraph 127 states legal conclusions to which no response is required.

128.                           Paragraph 128 states legal conclusions to which no response is required.

129.                           CSX’s Amended and Restated Bylaws speak for themselves and 3G denies any allegation in Paragraph 129 that is inconsistent with those Bylaws.

130.                           3G denies the allegations in Paragraph 130 except admits that on January 8, 21, and 25, 2008, Defendants supplied to CSX Notices of their intent to nominate five persons for election to the CSX board of directors at the 2008 annual meeting of shareholders and to propose amendments to the CSX Amended and Restated Bylaws.

131.                           3G denies the allegations in Paragraph 131.

132.                           3G denies the allegations in Paragraph 132.

PRAYER FOR RELIEF

3G denies that CSX is entitled to the relief sought.

Affirmative defenses

3G does not assume the burden of proof on any affirmative defense where the substantive law provides otherwise.

1.                                       Plaintiff’s complaint fails to state a claim upon which relief can be granted.

2.                                       The alleged misrepresentations and omissions in the Complaint are not material.

3.                                       CSX and CSX shareholders have not suffered any injuries as a result of the alleged acts in the Complaint.

4.                                       Plaintiff’s claims for relief are barred by the doctrine of unclean hands.

5.                                       Plaintiff’s claims for relief are barred by the doctrines of waiver, acquiescence and/or estoppel.

6.                                       Plaintiff’s claims for relief are barred by the doctrine of laches.

7.                                       Plaintiff’s claims are barred by the doctrine of in pari delicto.

counterclaims of 3G capital partners ltd,
3g capital partners l.p. and 3g fund l.p.

Overview

1.                                       CSX Chief Executive Officer Michael Ward and his board are spending shareholder money to employ bare-knuckle tactics to protect the interests of management and its board instead of serving shareholders.  Ward and CSX have postponed the 2008 stockholder meeting and changed the record date for determining who may vote at that meeting.  In combination with this stalling tactic, Ward and CSX have made a series of false statements about 3G and TCI.  These CSX misrepresentations were intended to mislead investors and to falsely disparage 3G and TCI.  At the same time, CSX management have cynically adjusted financial projections and policies to further influence the shareholder vote in June.  This coordinated scheme by Ward and CSX is all part of an agenda to deprive shareholders of the right to consider any board nominees proposed by either 3G or TCI.  CSX and Ward are waging their proxy campaign in a manner that is unlawful, risky to its business, and damaging to all its stakeholders.

2.                                       Ward and CSX have made materially false and misleading statements and omissions in proxy filings and in other public statement concerning:

(a)                  CSX’s purpose in delaying the 2008 annual meeting and in filing this lawsuit against 3G;

(b)                 3G and TCI’s purposes in seeking to nominate their slate of director-nominees;

(c)                  3G and TCI’s proposals for improving the performance of CSX;

(d)                 proposed by-law amendments relating to special shareholder meetings that have been submitted for approval at the next shareholder meeting; and

(e)                  CSX’s use of material non-public information in connection with its award of compensation to management and to its incumbent board of directors.

3.                                       Through this conduct, CSX and Ward have violated the Securities Exchange Act of 1934, 15 U.S.C. § 78a et seq. (the “Exchange Act”) and Virginia Code § 13.1-624.

PARTIES

4.                                       Counterclaim Plaintiff 3G Capital Partners Ltd is a Cayman Islands exempt company.

5.                                       Counterclaim Plaintiff 3G Fund L.P. is a Cayman Islands limited partnership.

6.                                       Counterclaim Plaintiff 3G Capital Partners L.P. is a Cayman Islands limited partnership.

7.                                       Counterclaim Defendant CSX Corporation (“CSX”) is a Virginia Corporation with its principal place of business in Jacksonville, Florida.

8.                                       Counterclaim Defendant Michael Ward  is the Chairman and CEO of CSX Corporation.  At all relevant times, Mr. Ward maintained discretionary authority to control or influence the conduct of CSX Corporation and is a controlling person within the meaning of Section 20(a) of the ‘34 Act.  Mr. Ward directed false statements relating to the 2008 proxy solicitation toward New York, where CSX’s stock is traded and where many investors are located.  Upon information and belief, Mr. Ward has traveled to New York for business in his capacity as CEO of CSX.

JURISDICTION AND VENUE

9.                                       This Court has jurisdiction over the subject matter of this action based upon 28 U.S.C. §§ 1331, 1332, 1367 and Section 27 of the ‘34 Act, 15 U.S.C. § 78aa.

10.                                 Venue in this district is proper pursuant to Section 27 of the ‘34 Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1391(d).

FACTUAL BACKGROUND

3G’s Attempt to Engage In A Productive Dialogue with CSX Management

11.                                 In January 2007 3G acquired a stake in CSX after concluding that CSX was undervalued and represented an attractive investment opportunity.

12.                                 Throughout the first half of 2007, 3G continued to study CSX, and to develop ideas for operational and business improvements that 3G believed could dramatically increase shareholder value.

13.                                 Initially, 3G hoped and expected that CSX’s current management would improve CSX’s performance by addressing the some of the operational issues that 3G had identified.

14.                                 As a shareholder of CSX, 3G tried on several occasions to arrange a meeting with CSX’s top management.  CSX management initially did not want to meet and expressed doubt that 3G was a shareholder of CSX.  In or about May of 2007, 3G faxed to CSX a brokerage account statement to establish that, in fact, 3G was a holder of CSX stock.  Only then did CSX agree to meet and two representatives visited 3G in New York.

15.                                 On June 14, 2007, 3G filed a disclosure with the Federal Trade Commission under the Hart-Scott-Rodino Act relating to 3G’s investment in CSX.  3G provided CSX with advance notice of this filing.

16.                                 Shortly thereafter in June 2007, 3G representatives, including Mr. Behring, traveled to Jacksonville, Florida to meet with CSX management.  3G had also hoped to tour some operational facilities but CSX refused that request.

17.                                 These 3G representatives were met by CSX CEO Michael Ward and others from CSX.  3G asked questions and shared suggestions for improvement.  During the course of the meeting Ward asked, in sum and substance, whether 3G was with the vocal activist hedge funds or with CSX’s existing management and board.  3G made it clear that it had not chosen sides but was simply seeking a better understanding of CSX.

18.                                 After months of monitoring CSX’s performance, 3G became skeptical that CSX leadership had the willingness and ability to make the operational improvements that 3G believed it should.

19.                                 Faced with a board and management committed to the same underperforming status quo, 3G began to explore a variety of options with respect to its investment in CSX, including the possibility of proposing one or more nominees who could bring sound operational knowledge and experience to CSX’s board, and who could both challenge and assist management in improving the operation and performance of the business.

20.                                 Mr. Behring’s previous great success in the railroad industry made him a natural choice to serve as a nominee for the CSX board.

21.                                 In November 2007, 3G also approached Gil Lamphere, a former executive and director at successful railroads.  3G had identified Mr. Lamphere as someone with valuable experience in the railroad industry.  3G sought to consult with Mr. Lamphere as it considered its options and next steps.  3G inquired whether, if asked, Mr. Lamphere would consider serving as a nominee and running to serve as a director on the CSX board

22.                                 Those and other preliminary inquiries eventually led 3G, on December 12, 2007, to agree to coordinate its actions with respect to CSX as a shareholder group with TCI, and to file its Schedule 13D and preliminary proxy statement.  Those filings fully disclosed, among other things, 3G’s use of swap agreements and any arrangements or understandings it had with TCI and other shareholders.

CSX Fails to Raise Any Concerns About 3G’s Disclosures Despite Its Prior Knowledge of 3G’s Investment in CSX

23.                                 On January 8, 2008, after having filed its Schedule 13D and preliminary proxy statement, TCI submitted to CSX a notification of the TCI/3G slate of nominees for the CSX Board (the “Notice”).

24.                                 On January 15, 2008, TCI received a letter from Ellen M. Fitzsimmons, General Counsel of CSX, acknowledging receipt of the Notice (the “Response Letter”).

25.                                 The Response Letter claimed just one supposed deficiency in the Notice — CSX’s claim that TCI could not reserve its rights to nominate alternate nominees — and made no claims of any purportedly false or misleading statements in 3G and TCI’s proxy statement or Schedule 13D.

26.                                 Indeed, 3G was initially encouraged by CSX’s response to its filings.  During this time, CSX engaged in discussions with 3G and TCI about potential board representation.

27.                                 After those discussions broke down, CSX engaged in a scorched-earth campaign to prevent 3G and TCI from nominating its slate of directors, several of whom CSX itself had just offered to nominate.  That campaign included making a series of false and misleading statements to CSX’s shareholders.

CSX’s and Ward’s False and Misleading Proxy Statements Concerning 3G and TCI

28.                                 On March 5, 2008, Mr. Ward and TCI’s Snehal Amin testified before a congressional hearing regarding re-regulation of the railroad industry.  During that hearing, Mr. Amin testified at length about the long-term intentions and goals of TCI with respect to CSX.

29.                                 On March 11, 2008, Mr. Ward authored an editorial that appeared in the Washington Times (the “Ward Editorial”).  The Ward Editorial is a proxy solicitation and contains a number of false and misleading statements about 3G and TCI.

30.                                 For example, Mr. Ward claimed that “[o]ne hedge fund . . . actually demanded that CSX freeze investment in its rail system” and suggested that the recommended freeze would have jeopardized CSX’s commitment to safety.  That statement was false because, as Mr. Ward knows — and as Mr. Amin made clear during his congressional testimony — TCI never demanded that CSX freeze capital expenditures related to safety and always made clear its belief that CSX should continue to make safety and maintenance related capital investments in its rail system.  Rather, as TCI has repeatedly made clear, TCI has advocated that CSX take temporary steps to freeze growth investment until the regulatory landscape was more certain.

31.                                 Mr. Ward also took aim at so-called activist investors such as 3G and TCI.  Mr. Ward falsely labeled them “short-sighted investors” who put their “narrow agenda ahead of the long-term interests of the company, their fellow shareholders, and the customers who sustain the business.”

32.                                 That statement was false because the existing public record, including statements publicly issued by TCI, flatly contradicted Mr. Ward’s claims.

33.                                 Mr. Ward’s false statement about TCI and 3G violated Section 14(a) and Rule 14a-9, which provides that “[n]o solicitation subject to this regulation shall be made by means of any proxy statement form of proxy, notice of meeting or other communication, written or oral, containing any statement which . . . is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false or misleading.”  17 C.F.R. § 240.14a-9.

CSX’s False Statements Concerning This Lawsuit

34.                                 On March 17, 2008, after knowing about TCI’s investment in CSX for a year, and nearly two months after the January 15, 2008 letter failing to identify any deficiencies in 3G’s or TCI’s Notice, CSX filed this lawsuit which, for the first time, alleged deficiencies in 3G and

TCI’s Notice, Schedule 14A and Schedule 13D.  At that time, CSX also announced that it was rescheduling its annual meeting from May 7, 2008 to June 25, 2008.

35.                                 CSX intentionally waited in silence until March 17, 2008 to raise any issue about 3G’s disclosures, because, as CSX knew, CSX’s bylaws required that any corrective disclosures pertinent to the 2008 shareholder meeting be made prior to February 1, 2008.

36.                                 In its press release announcing the lawsuit, CSX made false statements about 3G and TCI that were designed to convince shareholders that CSX, as Mr. Ward claimed, was interested in “protecting the interests of all CSX shareholders.”  In reality, CSX acted for the purpose of entrenching itself and stifling the voices of any dissenters.

37.                                 Most troublingly, the release claims that CSX “filed this suit against 3G and TCI to ensure that all of our shareholders receive complete and accurate information about the group’s holdings, agreements, plans and motivations to which they are entitled under federal securities laws.”

38.                                 That statement was materially false.  If CSX’s true purpose was to ensure that shareholders receive complete and accurate information, CSX would have raised those issues at least two months before, on January 15, 2008, when 3G would have had the opportunity — if appropriate — to address CSX’s concerns in time for the shareholder meeting then set for May 2008.

39.                                 In addition, in a press release announcing and describing the lawsuit, CSX made false and misleading statements about 3G and TCI’s motives in connection with the proxy solicitation.

40.                                 In that press release, CSX quoted Edward J. Kelly III, presiding director of CSX’s board of directors, as stating that “the [CSX] Board concluded that TCI is not simply interested in having a representative voice on the Board, but is instead seeking to achieve effective control of the CSX Board of Directors and dictate Company strategy.”

41.                                 That statement was materially false.  The board could not have concluded, in good faith, that TCI (and, by implication, 3G) were seeking to “achieve effective control of the CSX Board of Directors and dictate Company strategy” because the board knew that 3G and TCI were nominating directors for only 5 out of 12 board seats.  Moreover, three of the five director nominees are independent of both 3G and TCI, and all five nominees are independent of CSX management.  Each has committed in writing that if elected he would act in the interests of all stockholders, rather than in self interest or in the interest of any particular stockholder.

42.                                 CSX’s false statements about this lawsuit violated Section 14(a) and Rule 14a-9, which provides that “[n]o solicitation subject to this regulation shall be made by means of any proxy statement form of proxy, notice of meeting or other communication, written or oral, containing any statement which . . . is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false or misleading.”  17 C.F.R. § 240.14a-9.

CSX’s False Statements Concerning the Bylaw Amendment

43.                                 At CSX’s 2007 annual shareholders meeting on May 2, 2007, CSX’s shareholders considered a non-binding proposal to amend to CSX’s bylaws that would give shareholders holding between 10% and 25% of CSX’s outstanding stock the ability to call special shareholder meetings (the “Shareholder Bylaw Amendment”).  The proposal’s clear purpose was to enhance shareholders’ ability to influence director elections.  Despite management’s opposition to the proposal, shareholder’s overwhelmingly approved it by a margin of more than two-to-one.

44.                                 On February 4, 2008, nine months after the Shareholder Bylaw Amendment had been approved by the stockholders, CSX’s board approved an amendment to the bylaws providing that a special meeting of shareholders will be called by the board if it receives a written request to do so from the record holders of shares representing at least 15% of the outstanding voting power of the corporation (the “Board Bylaw Amendment”).

45.                                 The Board Bylaw Amendment, however, was far different from the Shareholder Bylaw Amendment that the shareholders had overwhelmingly approved at the 2007 stockholders meeting.

46.                                 Most notably, although the Shareholder Bylaw Amendment would have permitted shareholders to call a special meeting to discuss any corporate matters, the Board Bylaw Amendment prohibits shareholders from considering, at such a special meeting, any matter considered at a shareholder meeting within the previous 12 months or that will be considered at a shareholder meeting taking place within 90 days of the special meeting.

47.                                 Since CSX board members are elected annually, that limitation effectively strips shareholders of the right to call special meetings to remove or elect board members.

48.                                 Moreover, because under Virginia law, management of a corporation is centralized with the board of directors, there is little for shareholders to vote on other than the election or removal of directors.

49.                                 Thus, the Board Bylaw Amendment grants nothing more than an illusory right to the shareholders.

50.                                 CSX has placed the Board Bylaw Amendment on the ballot in opposition to shareholder proposals similar to the Shareholder Bylaw Amendment that would provide shareholders with a meaningful right to call special meetings, including for the purpose of removing existing directors and voting on shareholder-nominated directors.

51.                                 CSX has made false statements about its bylaw amendment in hopes of concealing the true effects of the amendment.

52.                                 In CSX’s preliminary proxy statement, filed on February 22, 2008 (“the CSX Proxy”), CSX stated that “[t]he Board believes that the Amendments address the views of shareholders reflected in the vote at the 2007 annual meeting to permit shareholders to cause special shareholder meetings to be held.”

53.                                 That statement was false because, as noted above, the Board Bylaw Amendment was substantially and materially different from the Shareholder Bylaw Amendment approved by the shareholders during the 2007 annual meeting and thus does not address the views of shareholders reflected in their vote at that meeting.

54.                                 CSX’s false statement about the Board Bylaw Amendment violated Section 14(a) and Rule 14a-9, which provides that “[n]o solicitation subject to this regulation shall be made by means of any proxy statement form of proxy, notice of meeting or other communication, written or oral, containing any statement which . . . is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false or misleading.”  17 C.F.R. § 240.14a-9.

The Board Bylaw Amendment Also Violates Virginia Law

55.           In addition, the Board Bylaw Amendment violates Virginia law, which requires that “[t]he shareholders may remove one or more directors with or without cause, unless the Articles of Incorporation provide that directors may be removed only with cause.”  Virginia Code § 13.1-680.  CSX’s Articles of Incorporation do not provide that directors may be removed only with cause, and do not otherwise restrict the circumstances in which directors may be removed.

56.                                 The Board Bylaw Amendment prevents shareholders from calling a special meeting for the purpose of removing existing directors, and thereby impinge on shareholder’s rights under § 13.1-680 to “remove one or more directors with or without cause.”  Therefore, the Board Bylaw Amendment violates Virginia law, which provides that “[t]he by-laws of the corporation may contain any provision for managing the business and regulating the affairs of the corporation that is not inconsistent with the law or the Articles of Incorporation.”  Virginia Code § 13.1-624.

CSX’s False Statements Concerning Management and Director Compensation

57.                                 Under CSX’s shareholder-approved Omnibus Incentive Plan, the Board may award CSX executives and employees with a variety of equity-based performance compensation.  The board’s compensation committee currently issues equity grants to executive officers and other employees under a Long Term Incentive Plan (“LTIP”).  Under the plan, a performance grant is established and then, based on the stock price on the date of the grant, is translated into a target stock award.

58.                                 Similarly, the CSX Corporation Stock Plan for Directors (the “Director Stock Plan”) requires that at least 50% of the Directors’ total compensation must be in the form of CSX stock.  As with the LTIP, the number of shares granted to directors depends on CSX’s stock price on the date of the grant.

59.                                 In May 2007, CSX set its stock grants for management and other employees while in possession of material, non-public information that was publicly released on the heels of the stock grants, and had the effect of significantly increasing the value of those grants.  CSX’s possession and use of material non-public information in setting its grants was not disclosed in its proxy materials.

60.                                 Specifically, on May 1, 2007, CSX set its LTIP stock grants for more than 600 employees  before the disclosure of material information.  One week later, on May 8, 2007, CSX made a series of significant public announcements that increased the value of its stock by more than 7%.  Those announcements included:

(a)                  $1 billion increase in the CSX stock repurchase program;

(b)                 an increase in its quarterly dividend by 25%;

(c)                  a commitment to making significant core capital investments; and

(d)                 a financial projection that by 2010 earnings per share would increase by 15% to 17% on a compound annual growth basis, which was materially higher than CSX’s February 15, 2007 projection of 12% to 15% for such earnings growth.

61.                                 Following the May 8, 2007 disclosures, the volume of CSX shares traded on the market nearly doubled from the previous day’s trading and the value of CSX shares closed 7.3% higher than the closing price on May 1.

62.                                 CSX knew that its May 8, 2007 disclosures would have a dramatic positive effect on the CSX stock price at the time that it made the stock grants on May 1.

63.                                 By contrast, the year before, CSX set its LTIP stock grants in 2006 immediately following a May 3, 2006 material dividend announcement.

64.                                 The LTIP grants are based on the value of the incentive compensation grant, which is translated into a number of shares of stock depending on CSX’s share price.  Thus, had the performance share grants under the LTIP been set after the May 8, 2007 disclosures, CSX would have granted fewer shares of common stock under the LTIP.

65.                                 Thus, by setting its LTIP grants before the release of material non-public information, CSX effectively increased the amount of its LTIP grants by 7.3%.

66.                                 For example, for Mr. Ward — the highest paid executive in the rail industry — the board set a performance grant of $4,000,010 under the LTIP on May 1, 2007.  That translated into 92,347 shares of CSX stock based on the stock price on that date.  Because the grant was made before the release of material non-public information, however, Mr. Ward’s performance grant was substantially higher than it would have been had the grant been made shortly after the release of the material non-public information.

67.                                 The Board similarly awarded itself CSX stock right before the release of material nonpublic information, knowing that the announcement of that information would boost the value of the stock.

68.                                 On May 1, 2007, the Board met to review and renew directors’ compensation.  Under Sections 14 and 15 of the Stock Plan, the Board has unfettered control over the terms and conditions of the plan, including the time the shares will be granted to the Directors.  The plan also gives the Board the power to unilaterally amend any term in the Stock Plan at any time.

69.                                 During that meeting, no changes were made to the directors’ compensation package even though the board knew that (1) the company was in possession of material non-public information that was certain to substantially increase CSX’s share price and (2) if the board did nothing, the shares would automatically be granted to the board on May 2, 2007 — before the release of that non-public information.

70.                                 The annual shareholders meeting took place on May 2, 2007.  On that day, the directors were each awarded $37,500 worth of shares based on the value of CSX’s stock as of May 1, 2007.  As noted above, CSX made a series of significant public announcements on May 8, 2007.

71.                                 The directors knew that the shares they were awarded on the day of the annual shareholders meeting would increase in value as a result of the upcoming announcements.

72.                                 In addition, there is reason to believe that the improprieties in CSX’s executive compensation practices go beyond the use of material non-public information in stock grants described herein.  Indeed, a former employee has recently filed suit and alleging that CSX’s top executives have obtained substantial amounts in undisclosed non-cash compensation in the form of perquisites at the Greenbrier Hotel, a resort owned by CSX.  The allegations in that complaint are of substantial concern to 3G as a CSX shareholder.

73.                                 CSX’s conduct violated Section 14(a) of the Exchange Act and the rules promulgated thereunder.  Rule 14a-9 provides that “[n]o solicitation subject to this regulation shall be made by means of any proxy statement form of proxy, notice of meeting or other communication, written or oral, containing any statement which . . . is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false or misleading.”
17 C.F.R. § 240.14a-9.

74.                                 In the CSX Proxy, CSX violated Rule 14a-9 by failing to disclose, with respect to director and management compensation, that the company set its performance grants while in possession of material nonpublic information, effectively causing the grants to be higher than they would have been had they been set after the release of such information and thereby concealing that the award resulted in increased compensation expense to CSX.

75.                                 The CSX Proxy also omitted material disclosures required by Schedule 14A, Item 8, which incorporates by reference Item 402 of Regulation S-K.  Item 402 requires disclosure of all material facts about executive compensation, including, for example, “how the determination is made as to when awards are granted, including awards of equity-based compensation such as stock options.”

76.                                 CSX also violated Rule 14a-9 by effectively concealing director compensation.  The CSX Proxy states that “[d]uring 2007, each non-employee director received an annual retainer of $75,000, at least 50% of which was payable by CSX stock pursuant to the CSX Corporation Stock Plan for Directors.”  This statement violates Rule 14a-9 because it is both misleading and omits material facts.  As discussed above, because the stock grants were set on May 2, 2007 — before the release of material non-public information — the actual value of each director’s annual retainer was substantially higher than CSX claimed.

FIRST CLAIM FOR RELIEF
(Violation of Section 14(a) of the ‘34 Act)

77.                                 3G repeats and realleges the allegations of paragraphs 1-76 as if fully set forth herein.

78.                                 As described above CSX has violated Section 14(a) and the rules and regulations promulgated thereunder by filing materially incomplete, false and misleading proxy solicitation materials,  including CSX’s Proxy, the Ward Editorial and numerous other press releases and public materials.

79.                                 The CSX Proxy is false and misleading because:

(a)                  it falsely describes the Board Bylaw Amendment;

(b)                 it fails to disclose that the Board had set its 2007 LTIP and director stock grants while in possession of material non-public information; and

(c)                  by setting the LTIP and director stock grants while in possession of material non-public information, CSX falsely reported executive and director compensation that was lower than that which the directors and employees actually received.

80.                                 The Ward Editorial is a false and misleading proxy solicitation because it:

(a)                  falsely suggests that TCI had demanded that CSX freeze its safety-related capital expenditures, as opposed to its growth investment capital expenditures; and

(b)                 falsely impugns the credibility of 3G and TCI by ascribing to them motives that are flatly contradicted by all of the relevant public information.

81.                                 CSX’s March 17, 2008 press release describing the reasons it brought this lawsuit and moved the annual meeting date is a false and misleading proxy solicitation because it:

(a)                  falsely states that 3G and TCI were seeking to achieve “effective control” of the company when, in reality, 3G and TCI seek to nominate only 5 of 12 directors, three of whom are independent of both 3G and TCI;

(b)                 falsely claims that CSX filed the lawsuit to ensure that its shareholders receive “complete and accurate information” in the proxy fight, which could not have been true given the timing of CSX’s complaint.

82.                                 Each of the misstatements and omissions alleged above are material to CSX shareholders and the investing public.

83.                                 CSX’s shareholders and the investing public will be irreparably harmed in the absence of the declaratory and equitable relief prayed for.

SECOND COUNTERCLAIM
(Violations of Section 20(a) of the ‘34 Act)

84.                                 3G repeats and realleges the allegations of paragraphs 1-83 as if fully set forth herein.

85.                                 Counterclaim Defendant Michael Ward maintained discretionary authority to control or influence the conduct of CSX, including CSX’s actions and omissions in violation of Section 14(a) of the Exchange Act complained of herein.

86.                                 Mr. Ward is a controlling person of CSX within the meaning of Section 20(a) of the Exchange Act and is liable for the violations of Section 14(a) of the Exchange Act as pleaded herein.

THIRD COUNTERCLAIM

(Declaratory Judgment)

87.                                 3G repeats the allegations of paragraphs 1-87 as if fully set forth herein.

88.                                 Virginia Code § 13.1-680 protects the rights of shareholders by mandating that “[t]he shareholders may remove one or more directors with or without cause, unless the Articles of Incorporation provide that directors may be removed only with cause.”

89.                                 CSX’s Articles of Incorporation do not provide that directors may be removed only with cause.

90.                                 Virginia Code § 13.1-624 states that “[t]he by-laws of the corporation may contain any provision for managing the business and regulating the affairs of the corporation that is not inconsistent with law or the Articles of Incorporation.”

91.                                 The Board Bylaw Amendment prevents shareholders from calling a special meeting for the purpose of removing existing directors and therefore infringes shareholder rights under Virginia Code § 13.1-680 and thus violates Virginia Code
§ 13.1-624

PRAYER FOR RELIEF

WHEREFORE, 3G prays for relief in the form of an Order:

(a)                  Declaring that CSX violated Section 14(a) of the ‘34 Act;

(b)                 Directing that CSX amend its proxy statement to correct the false and misleading statements therein, in compliance with the applicable rules and regulations;

(c)                  Declaring that the Board Bylaw Amendment violates Virginia law and is void, and directing that CSX amend the CSX Proxy and ballot to remove the Board Bylaw Amendment from consideration;

(d)                 Requiring CSX to cause its incumbent directors personally to bear the cost of preparing and filing the corrective amended proxy statement, so that said cost shall not be borne by CSX’s shareholders;

(e)                  Enjoining CSX from further violations of Rule 14a-9 in connection with the proxy solicitation for the next shareholder meeting;

(f)                    Enjoining CSX from voting any proxies received prior to such time as the Court ascertains that CSX has filed an accurate and compliant proxy statement;

(g)                 Ordering CSX to pay 3G’s attorneys’ fees and all costs in connection with this action; and

(h)                 Granting such other and further relief as the Court may deem just and proper.

Date:	April 4, 2008	Respectfully submitted,
New York, New York

/s/ Peter Duffy Doyle

Peter Duffy Doyle
Andrew M. Genser
Matthew F. Dexter
KIRKLAND & ELLIS LLP
Citigroup Center
153 East 53rd Street
New York, NY 10022
(212) 446-4800
pdoyle@kirkland.com
agenser@kirkland.com
mdexter@kirkland.com

Attorneys for Defendants 3G Capital Partners Ltd., 3G Capital Partners, L.P., 3G Fund, L.P. and Alexandre Behring